KIRKLAND LAKE GOLD ANNOUNCES REPAYMENT OF CONVERTIBLE DEBENTURES

Toronto, Ontario – June 21, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce that the Company’s CAD$56.8 million 6% unsecured convertible debentures (CUSIP 49740PAA4 and ISIN CA49740PAA45) (the “Debentures”) will mature on June 30, 2017 and, pursuant to the terms of the Debentures, will be repaid in cash on the maturity date. At June 20, 2017, the Company had cash and bullion of approximately $328 million. In addition to a payment of CAD$56,836,700 with respect to the principal amount of the Debentures, the Company will also pay CAD$1,705,101 to holders of the Debentures with respect to the accrued unpaid interest up to, but excluding, the maturity date, for a total aggregate payment of CAD$58,541,801.

Debenture holders are not required to take any action in connection with the repayment of the Debentures on the maturity date, as the Company will be taking all necessary steps with CDS in this regard.

Tony Makuch, President and CEO stated, “We are pleased that our strong balance sheet and solid operating and financial performance are enabling us to repay the Debentures from cash without any dilution to our shareholders. Through internally generated cash flow, we have increased our cash and bullion by over $90 million to date in 2017, which has provided more than enough funds to repay the Debentures. The reduction in debt and interest expense resulting from repaying the Debentures comes at the same time that we have initiated a normal course issuer bid to repurchase shares and have introduced a quarterly dividend of CAD$0.01 per share (CAD$0.04 per share per annum), with our first dividend payment to be made on July 14, 2017 to shareholders of record on June 30, 2017.”

Amounts disclosed are in US dollars unless otherwise indicated.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 530,000 - 570,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Canadian and Australian operations, internal cash flow projections, anticipated timing and effects of the Company’s normal course issuer bid, the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; a re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the first quarter ended March 31, 2017 and their interim financial reports and related MD&A for the period ended March 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.